

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2025

Steven Sim
Chief Financial Officer
NaaS Technology Inc.
Newlink Center, Area G, Building 7
Huitong Times Square
1 Yaojiayuan South Road
Chaoyang District , Beijing, 100024
The People's Republic of China

> **Re: NaaS Technology Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2023**
> **File No. 001-38235**

Dear Steven Sim:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services